PharmaCyte Biotech, Inc.

3960 Howard Hughes Parkway

Suite 500

Las Vegas, NV 89169

November 15, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Gary Guttenberg

Re:	PharmaCyte Biotech, Inc.

Registration Statement on Form S-3

Filed November 8, 2021

File No. 333-260849

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PharmaCyte Biotech, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-260849) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective on Wednesday, November 17, 2021 at 5:30 p.m. (Eastern Time), or as soon thereafter as practicable.

Please feel free to direct any questions or comments concerning this request to Merrill M. Kraines, Esq. of Troutman Pepper Hamilton Sanders LLP at (212) 808-2711.

The Company understands that the staff of the United States Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

PHARMACYTE BIOTECH, INC.

By: /s/ Kenneth L. Waggoner

Name:  Kenneth L. Waggoner

Title:    Chief Executive Officer

cc: Merrill M. Kraines, Troutman Pepper Hamilton Sanders LLP